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                             January 13, 2023

       Christer Ros  n
       Chief Executive Officer
       Jupiter Neurosciences, Inc.
       1001 North US HWY 1, Suite 504
       Jupiter, FL 33477

                                                        Re: Jupiter
Neurosciences, Inc.
                                                            Amendment No. 16 to
Registration Statement on Form S-1
                                                            Filed January 6,
2023
                                                            File No. 333-260183

       Dear Christer Ros  n:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 16 to Registration Statement on Form S-1, Filed January 6, 2023

       Prospectus Summary
       Business Overview, page 6

   1. We note your statement on page 6 that you received notification that your funding application was not
recommended for funding, but your application was rated as Excellent on the Overall Score
and based on this you will re-submit this application if
                                                        the opportunity arises.
Please revise to state the grounds for denial.
       Product Pipeline, page 9

   2. Your pipeline table shows that you are currently conducting Phase II trials for JNS101, the
                                                        Friederich   s Ataxia
study, and JNS108, the Mild Cognitive Impairment (MCI)/Early
                                                        Alzheimer   s Disease
study. However, the chart below the table says you plan to begin the
 Christer Ros  n
Jupiter Neurosciences, Inc.
January 13, 2023
Page 2
       Friederich   s Ataxia Phase II/III study in Q1 of 2024, and that you
plan to begin the
       MCI/Early Alzheimer   s Disease Phase II study in Q4 of 2023. Please
revise to shorten the
       arrows for these two studies as it appears they have not entered Phase II trials yet, or advise.
       You may contact Christie Wong at 202-551-3684 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Christine Westbrook at 202-551-5019 with any other questions.



                                                           Sincerely,
FirstName LastNameChrister Ros  n
                                                           Division of
Corporation Finance
Comapany NameJupiter Neurosciences, Inc.
                                                           Office of Life
Sciences
January 13, 2023 Page 2
cc:       Craig D. Linder, Esq.
FirstName LastName